UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25         SEC File Number 1-13636
                                                       CUSIP Number: 586579 10 4

                           NOTIFICATION OF LATE FILING

(Check One):|X| Form 10-K and Form 10-KSB |_| Form 11-K |_| Form 20-F |_| Form 10-Q |_| Form N-SAR

                              For the Period Ended: December 31, 1996
                              [ ] Transition Report on Form 10-K
                              [ ] Transition Report on Form 20-F
                              [ ] Transition Report on Form 11-K
                              [ ] Transition Report on Form 10-Q
                              [ ] Transition Report on Form N-SAR
                              For the Transition Period Ended:__________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _________________________________

PART I -- REGISTRANT INFORMATION

Mendocino Brewing Company, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant


-------------------------------------------------------------------------------
Former Name if Applicable

P.O. Box 400, 13351 South Highway 101
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Hopland, California 95440-0400
--------------------------------------------------------------------------------
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         |   (a)    The reasons  described in  reasonable  detail in Part III of
         |          this  form  could  not be  eliminated  without  unreasonable
         |          effort or expense;
         |
|X|      |   (b)    The subject annual report,  semi-annual  report,  transition
         |          report  on Form  10-K,  20-F,  11-K  or  N-SAR,  or  portion
         |          thereof,  will be filed on or before the 15th  calendar  day
         |          following the prescribed due date; or the subject  quarterly
         |          report or transition report on Form 10-Q, or portion thereof
         |          will be filed on or before the fifth  calendar day following
         |          |the prescribed due date; and
         |
         |   (c)    The accountant's statement or other exhibit required by Rule
         |          12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         Registrant was advised by its auditing firm that the auditing firm was unable to finalize the audit for the year end pending receipt and analysis of additional information. Attached hereto is a letter from Moss Adams LLP, the Registrant's accounting firm confirming the within.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

                 Nelson D. Crandall                        415-462-4700
                ----------------------------------------------------------------
                       (Name)                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Mendocino Brewing's financial performance during 1996 was characterized by increased sales and gross profits from brewing operations and decreased cost of goods sold as a percentage of net sales, offset by increased marketing expenses, increased administrative expenses attributable to the Company's expansion plan and the cost of being a public company, and the aggregate net effect of certain one-time gains, certain one-time losses, and decreasing interest earnings from the net proceeds of the Company's initial public offering. The following amounts represent a reasonable estimate of results of operations for 1996 but are subject to final audit adjustments. Sales for 1996 were $4,004,700 compared to $3,735,100 for 1995. Cost of goods sold for 1996 was 49.7% of net sales compared to 51.8% in 1995. Gross profit for 1996 was $1,930,000 compared to $1,720,000 for 1995. Operating expense for 1996 was $2,102,300 compared to $1,537,300 for 1995. Other income
         (expense) for 1996 was a net expense of $29,700 compared to net income of $143,900 in 1995. Net income (loss) for 1996 was a loss of $123,800 compared to net income of $173,700 in 1995.

                         Mendocino Brewing Company, Inc.
                 -----------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


         March 28, 1997               /s/ Norman H. Franks
Date:    -----------------------  By  ----------------------------------------
                                      Norman H. Franks
                                      Vice President and Chief Financial Officer


Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)

                                  March 28 1997

Mendocino Brewing Company, Inc.
13351 South Highway 101, P.O. Box 400
Hopland, CA  95449-0400

Attention:  Mr. Michael Laybourn

       Re:  Mendocino Brewing Company, Inc.

Dear Mr. Laybourn:

Please be advised that we are not able to complete our audit of your financial statements to permit you to complete and file your Form 10-KSB for the fiscal year ended December 31, 1996 inasmuch as we do not yet have sufficient information to complete the evaluation and analysis we need to complete our audit. However, we anticipate that such information will be received shortly, which will permit us to complete our audit by the second week of April 1997.

We understand that you will include this statement in the Notification of Late Filing under Rule 12b-25 which you are filing with the Securities and Exchange Commission and we hereby consent to such inclusion.


                                Very truly yours,

                                 MOSS ADAMS LLP



                             By: /s/ W. Arthur King
                        --------------------------------
                                 W. Arthur King